Exhibit 99.1

Agria Announces Officer Transition at Subsidiary PGG Wrightson

BEIJING—September 4, 2014 -- Agria Corporation (NYSE: GRO) (the “Company” or “Agria”), a global agricultural company, today announced the resignation of an officer of its New Zealand-based subsidiary PGG Wrightson (“PGW”). PGW Chief Financial Officer, Rob Woodgate will leave the subsidiary in November to pursue new opportunities, after assisting in the transition to a new CFO.

Mr. Patrick Tsang remains Chief Financial Officer of Agria Corporation.

Mr. Alan Lai, Executive Chairman of the Company, commented, “PGW group is financially strong and is an important foundation in Agria’s global growth strategy. We thank Rob for his services to PGW and wish him all the best in his future endeavors.”

About Agria Corporation

Agria (NYSE: GRO) is a global agricultural company with three principal business segments: Seed & Grain; Crop Protection, Nutrients & Merchandise; and Rural Services. The Seed and Grain segment is engaged in research and development, production and sale of a broad range of seed products and trading of seed and grain products globally. The Crop Protection, Nutrients and Merchandise segment operates an extensive chain of retail stores that supply farm input materials. The Rural Services segment provides livestock trading, wool trading, irrigation and pumping, real estate agency and other agriservices. For more information about Agria Corporation, please visit www.agriacorp.com.